Exhibit 12


                              SILGAN HOLDINGS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


The following table sets forth Silgan Holdings Inc.'s computation of its ratio of earnings to fixed charges for the periods indicated.



                                                           Three Months Ended
                                                         ----------------------
                                                         March 31,    March 31,
                                                           2002         2001
                                                           ----         ----
                                                        (Dollars in thousands)

Earnings before fixed charges:

    Income before income taxes and
          equity in losses of affiliates ..........      $19,508      $ 5,840

    Interest and other debt expense ...............       16,496       22,868

    Interest portion of rental expense ............          139          315
                                                         -------      -------

    Earnings before fixed charges .................      $36,143      $29,023
                                                         =======      =======


Fixed charges:

    Interest and other debt expense ...............      $16,496      $22,868

    Interest portion of rental expense ............          139          315

    Capitalized interest ..........................          212          544
                                                         -------      -------

    Total fixed charges ...........................      $16,847      $23,727
                                                         =======      =======

Ratio of earnings to fixed charges ................         2.15         1.22
